09056873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inter Securities Ltd.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Airport Drive, Suite 370
(No. and Street)

Burlingame	California	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William D. Belhumeur — 415-986-8040
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mr. William D. Belhumeur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter Securities Ltd., as of Wednesday, December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of February 2009

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Director

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Inter Securities Ltd.
San Francisco, California

We have audited the accompanying statement of financial condition of Inter Securities Ltd. (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Inter Securities Ltd. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Inter Securities Ltd.

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	236,231
Notes receivable		105,000
Prepaid expenses		11,450
Other assets		26,500
Total assets	$	379,181
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	51,619
Stockholder's equity		
Common stock		1
Additional paid-in capital		19,999
Retained earnings		307,562
Total stockholder's equity		327,562
Total liabilities and stockholder's equity	$	379,181

See Notes to Statement of Financial Condition.

Note 1. Nature of Activities and Significant Accounting Policies

Nature of Operations: Inter Securities Ltd. (the Company) was incorporated under the laws of the British Virgin Islands in February 1996. The Company is registered with the Securities and Exchange Commission in the United States as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The primary purpose of the Company is to introduce foreign persons to securities issued by certain hedge funds. The managers of the hedge funds compensate the Company directly for such introductions.

Use of Estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Revenue Recognition: Commission income and the related expenses are recorded upon the investment in the hedge funds by the introduced investors.

Income Taxes: The Company is incorporated under the laws of the British Virgin Islands. Currently, there are no British Virgin Islands taxes imposed.

Recently Issued Accounting Pronouncement: In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS Statement No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Related Parties

On October 1, 2004, the Company entered into an agreement with Prospect Capital LLC, an entity affiliated by common ownership ("Prospect"), whereby Prospect agreed to provide research and consulting services to the Company and the Company and Prospect share certain resources and facilities.

Pursuant to an amendment to the agreement effective September 1, 2006, the Company is obligated to pay Prospect $50,000 per month. In December 2008, this agreement was suspended. In addition, to the extent that the Company has paid expenses on behalf of Prospect, the Company applies such payments to reduce any compensation due to Prospect.

During 2008, the Company issued promissory notes totaling $105,000 to a principal of the Company, which bear interest at a rate of 8 percent per annum and are due in October 2010.

Note 3. Commitments

The Company leases office space under an operating sublease agreement that expires January 31, 2009. Prospect shares the office space and pays a substantial portion of the rent. In addition, the Company subleases a portion of the space to unaffiliated parties on a month to month basis for a total of $3,600 per month. At December 31, 2008, the remaining rental commitment, exclusive of additional payments that may be required for certain increases in operating costs, was $12,450 in 2009.

There is a security deposit of $24,900 on hand with the lessor in connection with the sublease.

Note 4. Concentration of Credit Risk

The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the Securities and Exchange Commission (SEC). Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $93,000 and $5,000, respectively.